PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398
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DEL MAR HEIGHTS Las Vegas Orange County PHOENIX SAN DIEGO SILICON VALLEY

August 12, 2021

Via EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street, N.E. Washington, D.C. 20549-3720

Attention:	Deanna Virginio

Celeste Murphy

Franklin Wyman

Al Pavot

Re:	Tivic Health Systems, Inc.

Registration Statement on Form S-1

Filed August 3, 2021

File No. 333-258411

Ladies and Gentlemen:

On behalf of our client, Tivic Health Systems, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 11, 2021, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on August 3, 2021 (“Registration Statement”). We are concurrently filing via EDGAR this letter and the Company’s Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1 to Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Registration Statement on Form S-1 filed on August 3, 2021), or as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 1 to Registration Statement.

Securities and Exchange Commission

August 12, 2021

Registration Statement on Form S-1

Cover Page

1.	We note your response to prior comment 1 and revised graphic. However, your updated graphic does not appear to contain a discussion of the competition you face from OTC pharmaceuticals and saline irrigation in ClearUP's indications, as previously requested. Please revise to either include a discussion of this competition on your graphic or to disclose your revenues for recently completed fiscal periods. Please note that this information should be presented with equal prominence to your market-size statement on the graphic. For guidance, please refer to Question 101.02 of our Compliance and Disclosure Interpretations, Securities Act Forms.

In response to the Staff’s comment, the Company has revised its graphic at the forefront of the prospectus to remove reference to the market-size information at issue.

Cost of Sales, page 39

2.	Please expand your disclosure to explain how you determined that your inventory is not impaired given your recurring negative gross margins. In addition, please quantify your gross margin for each period presented and identify the specific reasons for variances.

In response to the Staff’s comment, the Company has revised its disclosures as requested by the Staff. In order to provide the Staff with more context, the Company would like to note that the addition of a unit sales reference for revenue and cost of sales makes clear the Company was not liquidating obsolete inventory at very low prices. For example, by adding the following unit reference in (costs of sales increased 93% and unit sales increased by 98%) it tells the reader that the unit cost of sales and thus inventory remained relatively constant and thus was not impaired.

Revenue, page 39

3.	Please expand your disclosure to quantify the extent to which revenue variances were impacted by changes in prices or to changes in the volume of goods being sold or to the introduction of new products. Such disclosure is necessary for readers to understand the extent to which these factors impacted your reported operating results. See the guidance in Item 303(b)(2)(iii) of Regulation S-K.

In response to the Staff’s comment, the Company has expanded its disclosures as requested by the Staff.

Financial Statements for the Years Ended December 31, 2020 and 2019

Independent Auditors' Report, page F-2

4.	Please provide a signed audit report from Rosenberg Rich Baker Berman PA.

In response to the Staff’s comment, the Company has included a signed audit report from Rosenberg Rich Baker Berman PA.

***

Please direct any questions regarding the Company’s responses or Amendment No. 1 to Registration Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Securities and Exchange Commission

August 12, 2021

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:    Jennifer Ernst, Tivic Health Systems, Inc.